SSYS Q3 2018 Earnings Script

SLIDE 1 & 2: TITLE SLIDES

SPEAKER: Operator

Good day, ladies and gentlemen. Welcome to today’s conference call to discuss Stratasys’ third quarter 2018 financial results.

My name is [INSERT], and I’m your operator for today’s call. [INSERT RELEVANT INSTRUCTIONS].

And now, I’d like to hand the call over to Yonah Lloyd, Vice President of Investor Relations for Stratasys. Mr. Lloyd, please go ahead.

SLIDE 3&4: FLS & NON-GAAP DISCLOSURE

SPEAKER: Yonah Lloyd

Good morning, everyone, and thank you for joining us to discuss our third quarter financial results. On the call with us today are Elan Jaglom, Interim CEO, David Reis, Vice-Chairman and head of our Board’s Oversight Committee, and Lilach Payorski, our CFO.

I remind you that access to today's call, including the prepared slide presentation, is available online at the web address provided in our press release.

In addition, a replay of today's call, including access to the slide presentation, will also be available, and can be accessed through the investor relations section of our website.

Please note that some of the information you will hear during our discussion today will consist of forward-looking statements including, without limitation, those regarding our expectations as to our future revenue, gross margin, operating expenses, taxes and other future financial performance, and our expectations for our business outlook. All statements that speak to future performance, events, expectations or results are forward-looking statements. Actual results or trends could differ materially from our forecast. For risks that could cause actual results to be materially different from those set forth in forward-looking statements, please refer to the risk factors discussed in Stratasys' annual report on Form 20-F for the 2017 year, filed with the SEC on February 28, 2018, and in our report on Form 6-K, along with the related press release concerning our earnings for the third quarter of 2018, which we are furnishing to the SEC today. Stratasys assumes no obligation to update any forward-looking statements or information which speak as of their respective dates.

As in previous quarters, today's call will include GAAP and non-GAAP financial measures. The non-GAAP financial measures should be read in combination with our GAAP metrics to evaluate our performance. Certain non-GAAP to GAAP reconciliations are provided in the table contained in our slide presentation and in today’s press release.

Now I would like to turn the call over to our Interim CEO, Elan Jaglom. Elan?

SLIDE 5: OPENING SUMMARY

SPEAKER: Elan Jaglom

Thank you Yonah.

Good morning everyone, and thank you for joining today’s call.

We are pleased with our third quarter results that showed a continued recovery in high-end system orders which began the previous quarter, as well as improved results at Stratasys Direct Manufacturing and steady growth in recurring consumable and customer support revenues.

I will return later in the call to provide an update on our search for a new Chief Executive Officer, and David will provide more details regarding the highlights of the quarter and other key developments, but first I will turn the call over to our CFO, Lilach Payorski, who will review the details of our financial results.

Lilach?

SLIDE 6&7: FINANCIAL RESULTS SUMMARY

SPEAKER: Lilach Payorski

Thank you, Elan, and good morning, everyone.

Total revenue in the third quarter was $162.0 million compared to $155.9 million for the same period last year, up 4.0%. After adjusting for the sale of our divested entities this quarter, on a like-for-like basis total revenue was up 6.0%.

GAAP operating income for the third quarter was $3.4 million, compared to operating loss of $6.9 million for the same period last year.

Non-GAAP operating income for the third quarter was $8.2 million, compared to operating income of $8.1 million for the same period last year.

SLIDE 8: REVENUE

Product revenue in the third quarter was $109.6 million, an increase of 1.1% compared to the same period last year and 3.8% excluding the divested entities.

Within product revenue, system revenue for the quarter was flat compared to the same period last year, but was up 3.3% after adjusting for the divested entities.

Consumables revenue increased by 2.6% compared to the same period last year, and up 4.3% excluding the divested entities.

Services revenue in the third quarter was $52.4 million, an increase of 10.4% compared to the same period last year, driven by growth of customer support revenues and strong performance at Stratasys Direct Manufacturing.

Within services revenue, customer support revenue, which includes revenue generated mainly by maintenance contracts on our systems, increased by 7.4% compared to the same period last year, driven primarily by growth in our installed base of systems and improvement in our service contract attach rate.

SLIDE 9: GROSS MARGIN TRENDS

GAAP gross margin was 48.7% for the quarter, compared to 48.3% for the same period last year.

Non-GAAP gross margin was 52.1% for the third quarter, compared to 52.5% for the same period last year, driven by the composition of our revenue sources.

Non-GAAP product gross margin increased to 60.6%, compared to 59.6% for the same period last year, driven by product mix.

Non-GAAP services gross margin was 34.5%, compared to 36.3% for the same period last year, reflecting increased investments in our customer service and support operations.

SLIDE 10: OPERATING EXPENSES & OPERATING INCOME

GAAP operating expenses decreased by 8.0% to $75.6 million for the third quarter, as compared to the same period last year, primarily due to the net gain from the divestures.

Non-GAAP operating expenses increased by 3.4% to $76.3 million for the third quarter as compared to the same period last year, reflecting our continued R&D investment in long-term initiatives, including advancements in our core FDM and PolyJet technologies, as well as our new metal additive manufacturing platform, advanced composite materials, and software and application development.

SLIDE 11: BALANCE SHEET SUMMARY & CASH FLOW FROM OPERATIONS

The Company generated $5.0 million cash from operations during the third quarter, as compared to $4.6 million of cash generated in the third quarter last year.

We ended the third quarter with $348.9 million in cash and cash equivalents, compared to $346.7 million at the end of the second quarter of 2018.

Inventory increased slightly to $118.1 million, compared to $117.0 million in the second quarter of 2018.

Accounts receivable increased to $129.5 million, compared to $123.5 million as of the end of the second quarter of 2018, with Days Sales Outstanding, or DSO, on 12-month trailing revenue at 71.

SLIDE 12: FINANCIAL SUMMARY

To recap:

1.)	Our revenue results are in-line with expectations and reflect the continuation of a recovery in high-end system sales.

2.)	We are pleased with the continued improvement at Stratasys Direct Manufacturing, which contributed to growth in overall service revenue.

3.)	Our continued growth in recurring revenue from consumables and customer support is encouraging and demonstrates the continued health of our installed base of systems.

4.)	We are pleased with our operating expense controls, which resulted in a reduction in G&A, even as we increase investments in long-term initiatives to support our technological leadership and expand our addressable markets.

5.)	We continued our trend of positive cash generation from operating activities and believe we maintain a healthy balance sheet, and are well prepared to take advantage of opportunities moving forward.

I would now like to turn the call back over to Elan.

SLIDE 13 & 14: UPDATE ON CEO SEARCH

Thank you, Lilach.

As we noted on the last call, the Company’s Board of Directors has established an Executive Search Committee, composed of myself and Victor Leventhal, the Chairman of our Compensation Committee, to help identify a new Chief Executive Officer.

Vic and I have been actively interviewing candidates, a few of whom have gone deeper into the process and have met or spoken with other members of our board. We are confident that the people on our short list are strong leaders, with relevant global operational experience, and we look forward to announcing a new CEO when we have completed the search.

I would now like to ask David to provide more detailed information regarding the results of the quarter, David?

SLIDE 15: REVIEW OF QUARTER

Thank you, Elan.

In the third quarter, we were pleased with the continued commitment we are observing from our customers, reflected in the strong sales of high-end production systems, as well as the ongoing strength in recurring revenue from consumables and services, which is notable despite the decline in systems sales we experienced earlier in the year.

SLIDE 16: MANUFACTURING CUSTOMER COMMITMENT

We are pleased with the increasing level of customer commitment we continue to see as customers move beyond the qualification and validation phases around an application, to expanding their capacity in a true production environment.

As an example, we spoke in the first quarter of last year about how Siemens Mobility was pioneering the use of Stratasys FDM 3D printing technology by producing customized final production parts for a German transport services provider.

In mid-September, Siemens Mobility announced it has opened its first digital rail maintenance center – the Siemens Mobility RRX Rail Service Center in Germany. The new maintenance depot expects to service over 100 trains every month, and offers the highest level of digitalization in the rail industry, with advanced FDM 3D printing from Stratasys at the heart of their servicing operation.

Additionally, in August, at the biennial IMTS manufacturing exhibition, we showcased multiple customers in our booth and highlighted the unique applications that they are addressing with our technology today, including:

●	FedEx, who are developing efficiencies in their supply chain as they work to deploy additive manufacturing facilities closer to customers as part of their FedEx Forward Depots service offering;

●	SSL, an aerospace customer using our FDM technology for rapid-response, customized, high-temperature lay-up tooling that previously would have been done with CNC;

●

Lockheed Martin, leveraging our new Antero PEKK advanced thermoplastic to create highly repeatable parts that meet the strict mechanical, functional, and dimensional requirements for space travel; and,

●	Penske’s NASCAR division, showing multiple 3D printed end-use parts that their production managers can create in a single day, compared to multiple days using traditional machining methods.

Looking beyond the manufacturing applications that our technology can address today, we are excited about our progress in developing new innovative solutions across our FDM and PolyJet platforms that we believe will expand our addressable markets in advanced manufacturing over the long term, and we expect to accelerate the introduction of new systems and materials as we move through 2019.

We are pleased with the progress being made in the development of our new metal additive manufacturing platform for short run production and expect to have greater engagement with our development partners next year as we move through the stages towards commercialization.

SLIDE 17: STRATASYS DIRECT MANUFACTURING UPDATE

We are encouraged with the improved performance at Stratasys Direct Manufacturing.

SDM is benefiting from the organizational changes we made early in the year to bring it directly under our North American sales organization and leverage the synergy between our parts and our hardware businesses, as well as strong growth in manufacturing orders led by metal part production, and an increase in larger, more complex projects and programs from our top customers, particularly in aerospace.

Specifically, in the third quarter we were pleased to see several large customers significantly grow their order sizes as they increasingly rely on SDM for production parts and development needs.

And as we have discussed in the past, the mix of SDM business has shifted significantly towards the more profitable additive manufactured parts over those made conventionally.

I would now like to turn the call over to our VP of Investor Relations, Yonah Lloyd, who will provide greater details on our 2018 financial guidance. Yonah?

SLIDE 18: REVENUE & EARNINGS GUIDANCE

SPEAKER: Yonah Lloyd

Thank you, David.

We are updating our guidance for 2018 as follows:

1.	Total revenue in the range of $670 to $680 million, compared to previous guidance of $670 to $700 million.

2.	GAAP net loss of $10 million to $2 million, or ($0.19) to ($0.04) per diluted share, compared to previous guidance of net loss of $41 million to $25 million, or ($0.75) to ($0.46) per diluted share.

3.	Non-GAAP net income in the range of $27 to $30 million, or $0.50 to $0.55 per diluted share, compared to previous guidance of net income of $16 to $27 million, or $0.30 to $0.50 per diluted share.

4.	Non-GAAP operating margin is still expected to be in the range of 4.5% to 6%.

5.	Capital expenditures are projected to be $25 to $35 million, compared the previous projection of $30 to $40 million.

Our guidance reflects increased investments in R&D, tools, materials, and additional resources aimed at expanding our addressable markets by accelerating our development efforts for the new metal additive manufacturing platform, further advancements based on our FDM and PolyJet technologies, and specific go-to-market initiatives to deepen our customer engagement.

Non-GAAP earnings guidance excludes $34 million of projected amortization of intangible assets; $16 to $17 million of share-based compensation expense; net gains from divestitures of $23 million to $22 million; and reorganization related expense of $6 to $7 million; and includes between ($1) million in tax expenses to $1 million in tax income related to non-GAAP adjustments.

The estimated non-GAAP tax rate for 2018 is impacted by the ongoing non-cash valuation allowance on deferred tax assets that we expect to record throughout the year on U.S. losses.

Given the expected ongoing negative impact of not recording a tax benefit on U.S. tax losses on our net income, as well as significant quarter to quarter variability in our non-GAAP tax rate, the Company believes non-GAAP operating income is the best measure of our performance.

Appropriate reconciliations between GAAP and non-GAAP financial measures are provided in a table at the end of our press release and slide presentation, with itemized detail concerning the non-GAAP financial measures.

Operator, please open the call for questions.

SLIDE 19: Q&A

SPEAKER: Elan Jaglom

Thank you for joining today’s call. We look forward to seeing those of you who will be attending the annual Formnext exhibition in Frankfurt later this month, and to speaking with all of you again early next year.

SLIDE 20: FINANCIAL RECONCILIATION TABLES